SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 14D-9/A
(RULE 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of
the Securities Exchange Act of 1934
(Amendment No. 5)

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Wegener Corporation
(Name of Subject Company)

Wegener Corporation
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

948585 10 4
(CUSIP Number of Class of Securities)

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Robert A. Placek
Chairman of the Board, President and Chief Executive Officer
Wegener Corporation
11350 Technology Circle
Duluth, Georgia 30097
(770) 814-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person Filing Statement)

Copies to:

Marlon F. Starr, Esq.
Smith, Gambrell & Russell, LLP
Suite 3100, Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592
(404) 815-3500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SIGNATURE

     This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “Commission”) on May 6, 2003 (the “Schedule 14D-9”) by Wegener Corporation, a Delaware corporation (the “Company” or “Wegener”) relating to the tender offer made by WC Acquisition Corp. (the “Offeror”), a wholly owned subsidiary of Radyne ComStream Inc. (“Radyne”), as set forth in a tender offer statement filed by the Offeror and Radyne on Schedule TO dated April 23, 2003, as amended (the “Schedule TO”), to pay $1.55 per share net to the seller in cash, for each share of Wegener common stock, upon the terms and conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

     Item 3. Past Contacts, Transactions, Negotiations and Agreements

     The following is hereby added immediately following paragraph 19 (contained in Amendment No. 3 to this Schedule 14D-9 dated May 13, 2003) under the heading “Background of the Radyne Offer”:

Wegener believes that Radyne and Mr. Fitting have made a number of false and misleading statements or omissions that, when taken as a whole, constitute an effort to mislead Wegener stockholders, including the following:

•	In Radyne’s April 21, 2003 press release:

-	Radyne claimed that in the April 1 Letter, it “made an offer to the Wegener Board of Directors to acquire through a merger all the outstanding shares of Wegener for $1.55 per share in cash” and that “the merger offer was ignored by the Wegener Board.” This statement is untrue and an attempt to mislead Wegener stockholders. Not only did Radyne never make a formal offer to merge (only an offer to engage in discussions), but the April 1 Letter certainly was not “ignored,” as Mr. Placek attempted to contact Mr. Fitting two days later; within a week the two men discussed the subject in person and Mr. Placek agreed to call a meeting of the Wegener Board; Mr. Placek informed the Wegener Board the day after his meeting with Mr. Fitting of the nature of the meeting and the need to hold a Board meeting; and Mr. Placek scheduled a meeting of the Wegener Board for April 21, 2003.

•	In Radyne’s Offer to Purchase:

-	Radyne asserts that, at a meeting between Mr. Placek and Mr. Fitting on April 8, 2003 at which a proposed business combination was discussed, Mr. Placek agreed to respond to Mr. Fitting by April 15, 2003. In fact, Mr. Placek made no such promise. Radyne has used the absence of a Wegener response by April 15 as a pretext for launching its hostile tender offer.

-	Radyne asserts that Mr. Placek informed Mr. Fitting that he intends to retire in November 2003. In fact, Mr. Placek informed Mr. Fitting that he was considering reducing the level of his involvement with the Company, if circumstances permitted, but intends to retain his position as Chairman of the Company.

-	Radyne misstates the book value of Wegener as $1.16 per share when in fact it was $1.21 per share.

-	Radyne fails to disclose that the Wegener Board was reviewing the proposed combination, even though Radyne was informed of this fact.

-	Radyne fails to disclose how it arrived at its Offer Price.

-	Radyne states that Wegener’s sales were down 23% during the prior six months in spite of the introduction of new products. Radyne omits, however, the fact that the new products that were introduced were not available for sale during that period, and therefore inappropriately linked to the decline in sales.

-	Radyne makes a number of material misstatements concerning the fate of non-tendered shares in the event that Radyne were to achieve majority ownership of Wegener. For example:

•	The Offer to Purchase states “the only difference between tendering and not tendering is that you will be paid earlier than you would be if in the event of a merger.” This statement is not true because the second step merger faces a number of legal obstacles and therefore is not a foregone conclusion.

•	The Offer to Purchase states that an illiquid market for Wegener’s shares will result if Radyne acquires 50% of the shares but is unable to complete a merger. Even if a subsequent merger does not occur, the illiquidity of minority shares is not a foregone conclusion because a merger or sale sometime in the future would require a payment of a fair value, which may be above or below the Offer Price of $1.55 and a trading market for the minority shares although somewhat smaller would likely continue to exist. In fact, a 63% majority of shares of Radyne is held by a single holder and a liquid trading market still exists for Radyne shares.

•	In an article appearing in the Atlanta Journal Constitution on May 7, 2003:

-	Mr. Fitting is quoted as saying “He believes Wegener is too small to survive as a public company. . . I don’t know how a $20 million company [Wegener] can survive in this environment. . . The cost of being public is about $1 million per year, that’s about five percent of their revenue.” In fact, Wegener estimates that its annual cost to be a public company is approximately one-half that amount and there are numerous successful public companies with revenues at the same level as or lower than those of Wegener.

•	In Radyne’s earnings conference call on May 28, 2003 (from transcript):

-	Mr. Fitting described Wegener as having “about $20 million in revenue with earnings about break-even that have been running flat for some time now.” In fact, for fiscal 2002, Wegener had revenues of $24 million (20% higher than Mr. Fitting represented), and earned $.07 per share (certainly not “break-even” as Mr. Fitting stated). Mr. Fitting’s statement about “running flat for some time now” does not appear to describe anything in particular but suggests something negative.

-	Mr. Fitting stated that “there will be a lot of synergy” to a combination of the two companies. The Wegener Board believes there would be very little synergy because there are significant differences in the types of customers and products offered. In any event, any synergies would be irrelevant to Wegener stockholders, who would be cashed out in the proposed transaction.

-	Mr. Fitting stated that Wegener “is about one-third of our size.” By any measure, including market capitalization, revenues, employees, etc., Wegener is actually about one-half the size of Radyne.

-	Mr. Fitting stated that “Wegener’s Board seems determined to prevent its stockholders from taking our premium offer.” Wegener believes this is an example of the continuing innuendo from Mr. Fitting that the Wegener Board is trying to “prevent” its stockholders from exercising their alternatives. On the contrary, the Wegener Board believes it is acting in the best interests of its stockholders by preserving for them the greater long-term value represented by its new products, three years in development, that are just now reaching the market.

-	Mr. Fitting stated “Wegener is a reasonably well-run company.” While Wegener certainly agrees with this statement, it conflicts with other, negative statements Mr. Fitting has made concerning Wegener’s operations, such as in Radyne’s May 9, 2003 letter to Wegener stockholders, discussed below, in which Mr. Fitting states that Wegener

“management’s undistinguished record has manifested itself in Wegener’s financial numbers and of results of operations.”

-	Mr. Fitting stated, with regard to the retention agreements adopted by Wegener, that such agreements were designed to protect “those who expect to lose their jobs anyway. Where are those who are most valuable for the future of the Company, for example the engineers who design the products. . . have not been included in [the agreements]. Seems that the message from the management is if we are acquired, we will get ours and the people who are left will just have to suffer. . . for key engineering people. . . get nothing.” Mr. Fitting then actually named a Wegener engineer and stated that individual would “get nothing.” In fact, of the 11 retention agreements, seven went to technical personnel instrumental in designing the Company’s new products, including the individual Mr. Fitting singled out as not receiving such an agreement. In addition, Mr. Fitting failed to disclose that he and his senior management team have very similar change-in-control agreements that contain terms even more favorable than the Wegener agreements.

•	In Radyne’s May 9, 2003 press release:

-	Mr. Fitting misrepresented the retention agreements as “huge severance packages for senior executives” and expressed “absolute shock” that such agreements would be entered into, when in fact he and his management team have similar agreements that provide for even greater payouts than the Wegener agreements. In addition, contrary to Mr. Fitting’s statement, Wegener’s retention agreements are not limited to the senior management team.

-	Mr. Fitting states that “Wegener’s board is not seriously committed to realizing stockholder value.” In fact, the actions of the Wegener Board are designed to protect Wegener stockholders from an offer that the Wegener Board has determined to be grossly inadequate and unfair.

-	Mr. Fitting stated that the retention agreements could potentially pay Wegener’s management “several million dollars.” In fact, the agreements, which have been filed with the SEC via Edgar, could at most result in a potential payout to the Company’s executive officers in the aggregate of well below $2 million.

-	Mr. Fitting mischaracterizes these agreements as “shifting money out of the pockets of stockholders and into the pockets of management.” These agreements take nothing from Wegener stockholders.

-	Mr. Fitting makes sarcastic remarks intended to patronize and inflame stockholder sentiment such as “Frankly, we thought Boards were beholden to stockholders, not management,” falsely implying that the Wegener Board does not share that obvious belief.

•	In Radyne’s Letter to Wegener stockholders dated May 9, 2003:

-	Radyne implied that Wegener concealed amounts payable under the retention agreements. In fact, the agreements with the Company’s executive officers are filed with the SEC and amounts payable under these agreements may be easily determined.

-	Radyne takes cautionary language from Wegener’s “forward-looking statement” disclosure and uses it out of context, intimating a level of concern about Wegener’s new products that does not exist.

-	Radyne attacks the validity of the opinion of Morgan Keegan, financial advisor to the independent committee, questioning Morgan Keegan’s independence based on the manner in which it is to be compensated (which method is standard in this type of engagement), stating that the opinion was prepared in only four business days (when in fact it was prepared over an eight day period), taking standard language from their opinion regarding procedures and assumptions out of context in an attempt to cast doubt on the thoroughness of Morgan Keegan’s analysis, and faulting Wegener for not publicly releasing certain internal, confidential projections for its new products.

•	In Radyne’s May 13, 2003 press release:

-	Mr. Fitting states that “It is unfortunate that, to date, the Board and management have placed their interests ahead of the stockholders of Wegener.” In fact, the Board has acted at all times in the best interests of Wegener stockholders to preserve for them the long-term value inherent in the Company and urging stockholders not to prematurely accept an opportunistic offer that may provide a short-term benefit but that excludes them from the long-term fruits of three years of research and development.

The Company believes that, taken as a whole, these statements and omissions constitute a public relations blitz which paints an inaccurate, manipulated picture of the facts designed to confuse and influence Wegener stockholders in their decision as to whether to tender their shares.

     Item 4. The Solicitation or Recommendation

     The following is added to the end of subsection 1(b) under the heading “Reasons for Wegner’s Recommendation” under this Item:

The Wegener Board does not believe the Radyne Offer gives proper value to the future prospects of the Company. The Board believes that failing to assign value to the new products short-changes current stockholders who have withstood relatively stagnant stock prices over the last three years as the Company devoted significant funds to research and development and, more recently, marketing, these new products. Those research and development expenses have reduced current profits as reflected in the price of the Company’s shares over the last several years; the Board believes these expenses are an investment in the future. Having made the investment, the Board believes the

Company’s stockholders should be allowed to participate in the anticipated return, an opportunity denied them by a decision based on over-reliance on a premium to historical trading prices.

The Wegener Board believes that many factors go into a determination as to whether to tender, not just a comparison to recent trading prices. The Wegener Board believes that the recent price of Wegener stock does not reflect the true value of the Company for the following reasons, among others:

-	We believe recent Wegener stock prices do not reflect the value of a very important new line of products from Wegener that is just beginning to reach the marketplace. Management expects these new products to have a significant positive impact on Wegener’s revenues and earnings going forward; and

-	We believe our stock price has been negatively affected by the general downturn in the economy, the stock market and our industry in particular. In fact, Radyne’s stock, which traded as high as $35 per share in 2000, has traded as low as $1.25 per share in the last year.

For these reasons, the Board believes the recent prices for Wegener stock do not reflect the true value of the Company. The Board believes Radyne is trying to take advantage of the recent Wegener stock price by offering a price that appears to offer a fair premium, but which actually significantly undervalues the Company.

     Item 8. Additional Information

Important Notice Regarding Forward-Looking Statements

     The paragraph under this subheading is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

This Schedule 14D-9 contains forward-looking statements. The statements include those relating to revenues and earnings anticipated from the operation of the Company’s business plan and the introduction of a new suite of products with significant commercial potential including, but not limited to iPUMP®, MediaPlan® and COMPEL®. These statements are based upon the Company’s current expectations and assumptions, which are subject to a number of risks and uncertainties including, but not limited to: customer acceptance and effectiveness of the Company’s new products, development of additional business for the Wegener digital and analog video and audio transmission product lines, the successful development and introduction of new products in the future, delays in the conversion by private and broadcast networks to digital broadcast equipment, acceptance by various networks of standards for digital broadcasting, general market conditions which may not improve during 2003 and beyond, and the success of Wegener’s research and development efforts aimed at developing new products. Discussion of these and other risks and uncertainties are provided in detail in the Company’s periodic filings with the SEC, including the Company’s Annual Report on Form 10-K. Since these statements involve risks and uncertainties and are subject to change at any time, the Company’s actual results could differ materially from expected or inferred results. Forward-looking statements speak only as of the date the statement was made. Wegener does not undertake and specifically disclaims any obligation to update any forward-looking statements.

     The reader is advised that the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995 do not protect forward-looking statements made in connection with this offer.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

WEGENER CORPORATION

		By:	/s/ Robert A. Placek Robert A. Placek Chairman of the Board, President and Chief Executive Officer

Dated:	May 20, 2003